UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
      (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )


                         COPPER MOUNTAIN NETWORKS, INC.
                         ------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                   217510205
                                   ---------
                                 (CUSIP Number)


                                  May 4, 2004
                                  -----------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[x]  Rule 13d-1(b)

	[ ]  Rule 13d-1(c)

	[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 217510205                SCHEDULE 13G                 Page 2 of 5


1   Name of Reporting Person                       JMP Asset Management LLC

    IRS Identification No. of Above Person                       94-3342119

2   Check the Appropriate Box if a member of a Group                (a) [ ]

                                                                    (b) [ ]
3   SEC USE ONLY

4   Citizenship or Place of Organization                           Delaware


  NUMBER OF       5    Sole Voting Power                                  0
    SHARES
BENEFICIALLY      6    Shared Voting Power                          779,175
OWNED BY EACH
  REPORTING       7    Sole Dispositive Power                             0
 PERSON WITH
                  8    Shared Dispositive Power                     779,175

9    Aggregate Amount Beneficially Owned by Each                    779,175
     Reporting Person

10   Check Box if the Aggregate Amount in Row (9) Excludes              [ ]
     Certain Shares

11   Percent of Class Represented by Amount in Row 9                  10.2%

12   Type of Reporting Person                                            IA


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CUSIP No. 217510205                SCHEDULE 13G                 Page 3 of 5


Item 1(a).  Name of Issuer:

              Copper Mountain Networks, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

              1850 Embarcadero Road
              Palo Alto, CA  94303

Item 2(a).  Names of Person Filing:

              JMP Asset Management LLC

Item 2(b).  Address of Principal Business Office or, if none, Residence:

              The business address of the reporting person is One Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Item 2(c).  Citizenship:

              Delaware

Item 2(d).  Title of Class of Securities:

              Common Stock, $0.001 par value. Securities owned by the Reporting Person are shares of common stock and warrants to purchase shares of common stock.

Item 2(e).  CUSIP Number:

              217510205

Item 3.     Type of Reporting Person.

              If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under section 15 of the Exchange Act;

              (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange
                   Act;

              (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

              (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

              (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP No. 217510205                SCHEDULE 13G                 Page 4 of 5


              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

              (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	    Ownership.

              Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

              JMP Asset Management LLC ("JMP") is filing this Schedule 13G because it acts as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold common stock and warrants to purchase shares of common stock that when combined with the common stock beneficially owned by JMP, equal the amount set forth in Items 5-9 and 11 of page two (2) of this
Schedule 13G (the "Securities"). As investment advisor, JMP has been granted the authority to dispose of and vote the Securities. The investment partnerships, pooled investment vehicles and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

              Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of JMP might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.     Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

              JMP is filing this Schedule 13G because, as the investment investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold the Securities, JMP has been granted the authority to dispose of and vote such Securities. The investment partnerships, pooled investment vehicles and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

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CUSIP No. 217510205                SCHEDULE 13G                 Page 5 of 5


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.     Identification and Classification of Members of the Group.

              Not applicable.

Item 9.     Notice of Dissolution of Group.

              Not applicable.

Item 10.    Certification.

              By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 2004	             JMP ASSET MANAGEMENT LLC


	                             By:  /s/ Joseph A. Jolson
	                             	  -----------------------
                                    	  Joseph A. Jolson
                                     Its: Chief Executive Officer